UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

 List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 May 2026)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 May 2026)	Announcement Director/PDMR Shareholding (11 May 2026)
Announcement Director/PDMR Shareholding (11 May 2026)	Announcement Director/PDMR Shareholding (15 May 2026)
Announcement Director/PDMR Shareholding (18 May 2026)	Announcement Director/PDMR Shareholding (19 May 2026)
Announcement Sterling equivalent of Interim Dividend (21 May 2026)

Diageo PLC – Total Voting Rights
Dated 01 May 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 April 2026 consisted of 2,432,425,480 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 205,839,923 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,226,585,557 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 May 2026

Diageo PLC – Director/PDMR Shareholding
Dated 11 May 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 May 2026, Sir John Manzoni purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 May 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sir John Manzoni
2.	Reason for the notification
a)	Position / status	Chair
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.45	425
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-05-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 11 May 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 May 2026, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

11 May 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan. 2. Award of matching shares under the Diageo 2001 Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.42	9
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-05-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan. 2. Award of matching shares under the Diageo 2001 Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.42	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-05-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Randall Ingber
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan. 2. Award of matching shares under the Diageo 2001 Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.42	9
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-05-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan. 2. Award of matching shares under the Diageo 2001 Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.42	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-05-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dan Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan. 2. Award of matching shares under the Diageo 2001 Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.42	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-05-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nik Jhangiani
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan. 2. Award of matching shares under the Diageo 2001 Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.42	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-05-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 15 May 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 14 May 2026, certain awards under the Diageo Exceptional Stock Award Plan have been released over Ordinary Shares.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

15 May 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo Exceptional Stock Award Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	77,456
		2.	£14.98	18,564
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-05-14
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 18 May 2026

 Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 18 May 2026, John Rishton, Non-Executive Director, purchased 3,274 Ordinary Shares.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

18 May 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Rishton
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.27	3,274
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-05-18
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 19 May 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 18 May 2026, the following transactions took place in relation to the One World Share Incentive Plan.

1.   purchase of partnership shares using deductions from salary; and
2.   award of 50% matching shares for every partnership share purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

19 May 2026

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannah Brooks
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Purchase of partnership shares under the One World Share Incentive Plan. 2. Award of matching shares under the One World Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$83.26	0.156
		2.	Nil	0.078
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-05-18
f)	Place of transaction	1. New York Stock Exchange (XNYS) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the One World Share Incentive Plan. 2. Award of matching shares under the One World Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.38	9.529
		2.	Nil	4.765
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-05-18
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Sterling equivalent of Interim Dividend
Dated 21 May 2026

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Diageo announces Sterling equivalent of Interim Dividend at 14.94 pence per ordinary share

Further to the announcement on 25 February 2026 of an interim dividend of 20.00 US cents per ordinary share, today Diageo announces the Sterling equivalent of the dividend, amounting to 14.94 pence per ordinary share based on an exchange rate of US$1=£0.74700.

The US$:£ conversion rate was determined by the actual rates achieved by Diageo buying forward contracts for Sterling currency, during the three working days preceding this announcement, for delivery ahead of the dividend payment date.

The payment date of the dividend is 4 June 2026.

Other details relating to the dividend are set out in the announcement dated 25 February 2026 and are also available to view on the Company's website at www.diageo.com.

James Edmunds
Deputy Company Secretary
21 May 2026
.......................................................................ENDS .......................................................................

For further information, please contact:

Investor relations: Sonya GhobrialAndy Ryan Grace Murphy investor.relations@diageo.com	+44 (0) 7392 784 784+44 (0) 7803 854 842 +44 (0) 7514 726 167
Media relations: Rebecca Perry Clare Cavana press@diageo.com	+44 (0) 7590 809 101 +44 (0) 7751 742 072

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.
Celebrating life, every day, everywhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 June 2026

By:__/s/ James Edmunds

James Edmunds
Deputy Company Secretary